UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________
FORM 11-K
_____________________________

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________________ to __________________________

Commission file number 1-10853

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Truist Financial Corporation 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Truist Financial Corporation
214 North Tryon Street
Charlotte, NC 28202

Truist Financial Corporation 401(k) Savings Plan (formerly BB&T Corporation 401(k) Savings Plan)
Financial Statements and Supplemental Schedule
December 31, 2019 and 2018

Truist Financial Corporation 401(k) Savings Plan
Index
December 31, 2019 and 2018

*Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Participants and Employee Benefits Plan Committee of the Truist Financial Corporation 401(k) Savings Plan (formerly BB&T Corporation 401(k) Savings Plan)
Charlotte, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Truist Financial Corporation 401(k) Savings Plan (formerly BB&T Corporation 401(k) Savings Plan) (the "Plan") as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Truist Financial Corporation 401(k) Savings Plan financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP
Crowe LLP

We have served as the Plan's auditor since 2019.

Oak Brook, Illinois
June 26, 2020

Truist Financial Corporation 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

	2019	2018
Assets
Investments, at fair value	$5,171,357,878	$4,241,843,996
Notes receivable from participants	71,546,275	74,455,458
Employer receivable	2,508,676	2,465,596
Net assets available for benefits	$5,245,412,829	$4,318,765,050

The accompanying notes are an integral part of these financial statements.

Truist Financial Corporation 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2019

2019
Additions to (deductions from) net assets attributable to:
Investment income
Interest	$8,890,808
Dividends	130,427,391
Net appreciation in fair value of investments	847,001,755
Net investment income	986,319,954

Interest on notes receivable from participants	3,996,171

Litigation Proceeds (Note 10)	11,760,991

Contributions
Employer	140,297,929
Employee	205,884,625
Rollovers	18,036,883
Total contributions	364,219,437
Total additions	1,366,296,553

Benefits paid to participants	(438,958,568)
Administrative expenses	(690,206)
Total deductions	(439,648,774)

Net increase	926,647,779

Net assets available for benefits
Beginning of year	4,318,765,050
End of year	$5,245,412,829

The accompanying notes are an integral part of these financial statements.

Truist Financial Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

1. Description of the Truist Financial Corporation 401(k) Savings Plan
The following description of the Truist Financial Corporation 401(k) Savings Plan (the “Plan”), formerly BB&T Corporation 401(k) Savings Plan, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan sponsored by Truist Financial Corporation (the "“Corporation"” or "“Plan Sponsor"). The Plan, which was established effective July 1, 1982 and amended and restated as of January 1, 2013, is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective December 6, 2019 BB&T Corporation completed its previously announced merger with SunTrust Banks, Inc. pursuant to an Agreement and Plan of Merger dated as of February 7, 2019 and amended as of June 14, 2019. Effective with the merger, the Plan was amended to exclude SunTrust Banks, Inc. employees and to change the name of the Plan Sponsor to Truist Financial Corporation and the Plan name to Truist Financial Corporation 401(k) Savings Plan. It is the Plan Sponsor’s intent to merge the SunTrust Banks, Inc. 401(k) Plan into the Plan during 2020.

The Board of Directors of the Plan Sponsor("Board") is responsible for oversight of the Plan, including the appropriateness of the Plan's investment offerings, and monitoring of investment performance. In accordance with the Plan document, certain of the Board’s responsibilities have been delegated to the Employee Benefits Plan Committee.

Eligibility for Participation
The Plan covers all employees of participating subsidiaries who meet age and service requirements. Employees are eligible to make salary reduction contributions immediately after employment with the Corporation and are eligible to receive matching contributions after attaining the age of 21 with one year of continuous employment in which they have worked at least 1,000 hours. Participation in the Plan is based on voluntary election by each employee.

Contributions
Participants can elect to contribute between 1 percent and 50 percent, in whole percentages, of their eligible earnings, as defined in the Plan document, on a pre-tax basis subject to certain Internal Revenue Code ("(“IRC")”) limitations. The Plan also has a Roth feature that allows for after-tax contributions. Eligible participants who have attained the age of 50 before the close of the plan year may make catch-up contributions up to $6,000. Participants may make changes in their contribution percentage at any time. Allocations among fund options offered by the Plan may be changed on a daily basis. Participants may also contribute funds from other tax-qualified plans as rollover contributions.

The Plan Sponsor will match participant contributions (other than catch-up contributions), subject to certain IRC limitations using a formula based on the company in which a participant works:

◦CRC Insurance Services, Inc.: Match of 50%
◦McGriff, Seibels and Williams, Inc.: Match of 100% on the first 4% deferred
◦All others: Match of 100% on the first 6% deferred

CRC Insurance Services, Inc. and AmRisc, LLC may also make profit sharing contributions at the discretion of their respective Board of Directors. For the year ended December 31, 2019, eligible employees of CRC Insurance Services, Inc. and AmRisc, LLC received profit sharing contributions totalling $1,865,454 and $643,222, respectively.

Vesting
Participants are vested immediately in their contributions, employer matching and profit sharing contributions and actual earnings allocated to their account. Nonvested employer matching contributions may occur as a result of participants in predecessor plans that have terminated their employment with their employer.

Truist Financial Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

Notes Receivable from Participants
Participants may borrow from their account balances an amount not to exceed the lesser of $50,000 (less adjustments as required by the Internal Revenue Service ("IRS") or 50 percent of their account balance. The minimum loan amount allowed by the Plan is $1,000. Only one loan can be taken during the Plan year and a participant may have only one loan outstanding at any time. The interest rate charged on amounts borrowed is equal to the Corporation’s prime lending rate plus 1 percent at the loan origination date. Principal and interest is paid ratably through payroll deductions. Loans from merged plans are carried at the terms and conditions that were set by the predecessor plans.

Payment of Benefits
Upon termination, a participant may elect to have distributions paid from their account in installments, a lump sum or any combination of the two. Retired participants may elect installment payments to occur over a period not to exceed the participant's life expectancy, or the life expectancy of the participant and beneficiary. Hardship withdrawals are allowed by the Plan in accordance with Plan provisions and IRS regulations.

Participant Accounts
Each participant's individual account is credited with the participant's contributions and allocations of matching contributions, earnings/(losses) on the account and administrative expenses. Allocations of earnings/(losses) and expenses are based upon the market activity and fees of the investment options selected by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeitures
Forfeitures represent nonvested employer matching contributions of participants in predecessor plans that have terminated their employment with their employer. At December 31, 2019 and 2018, forfeited accounts totalled $18 and $56,612 respectively, which can be used to reduce employer contributions. In 2019, contributions by the employer were reduced by $75,147 from the forfeiture account.

2. Summary of Significant Accounting Policies

Basis of Accounting
The Plan's financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Administrative Expenses and Investment-Related Fees
Administrative expenses are paid by the Plan, unless otherwise paid by the Plan Sponsor. Expenses that are paid by the Plan Sponsor are excluded from these financial statements. The Plan Sponsor has elected to pay certain administrative fees related to professional services provided to the Plan. Investment-related fees are included in net appreciation (depreciation) of fair value of investments.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2019 or 2018.

Cash and Cash Equivalents
Cash and cash equivalents includes interest-bearing deposits with a bank subsidiary of the Corporation so that the carrying value of cash and cash equivalents approximates the fair value of these instruments.

Investment Valuation and Income Recognition
Participants may direct the investment of their contributions as well as employer contributions among various mutual funds, Truist Financial Corporation common stock, collective trusts, separately managed accounts consisting primarily of common stock and foreign stock, and an associate insured deposit account, each offering different degrees of risk and return. There is also a self-directed brokerage investment option for Plan participants. The Employee Benefits Plan Committee determines the Plan's valuation policies utilizing information provided by the custodian. The Plan's investments are stated at fair value. Refer to Note 4 for disclosures of methodologies used to determine the recorded fair value of Plan investments.

Truist Financial Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

Purchases and sales of investments are recorded on a trade-date basis. Dividend income on mutual funds and Truist Financial Corporation common stock is recorded on the ex-dividend date. Capital gain distributions on mutual funds are included in dividend income. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on investments held at year end. The Financial Accounting Standards Board ("FASB") ASC Topic 820, Fair Value Measurements ("Topic 820"), provides a framework for measuring fair value which requires that an entity determine asset and liability fair values based on the exit price from an orderly transaction in the principal market for the asset or liability being measured.

Payment of Benefits
Benefits claims are recorded when they have been approved for payment and paid by the Plan.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the reported changes in net assets available for benefits during the reported periods. Actual results could differ from those estimates.

3. Associate Insured Deposit Account
The Plan invests in an associate insured deposit account, which is a deposit account with a bank subsidiary of the Plan Sponsor. Under the terms of the account agreement, Truist Bank is required to set aside collateral equal or greater in market value to the amount on deposit in the account in excess of the amount insured under the Federal Deposit Insurance Act.

The interest rate resets monthly based on market yields for United States Treasury Notes having a one-year maturity. The rate credited is based on the average yield that was effective as of the 30th day of the month two months prior plus fifty basis points. The crediting interest rates for the period from January 1, 2019 to December 31, 2019 ranged from 2.09 percent to 3.20 percent and the average yield rate was 2.70 percent.

4. Fair Value of Financial Instruments
Topic 820 establishes a three-level fair value hierarchy that describes the inputs used to measure assets and liabilities. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The valuation methodology was applied consistently from year to year.

Level 1
Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. Level 1 assets and liabilities include mutual funds, common stock and foreign stock traded on an exchange or listed market. In addition, the Plan offers a self-directed brokerage option that holds mutual funds and common stock and two separately managed accounts that primarily hold common stock, foreign stock and real estate investment trusts, which are traded on an exchange or listed market.

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. Common stock and real estate investment trusts in the separately managed accounts are valued at the closing price reported on the active market on which the individual securities are traded.

Level 2
Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities in an active market not defined by Level 1; quoted market prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include the associate insured deposit account, collective trusts, and corporate and government bonds in the self-directed brokerage option.

The associate insured deposit account is carried at amortized cost, which approximates fair value. Refer to Note 3 for detailed disclosures related to the Plan's investment in the associate insured deposit account.

Truist Financial Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

The fair value of the collective trusts is based on NAV, as provided by the trustee. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. Transactions (purchase and sales) may occur daily. The collective trusts have a readily determinable fair value in that NAV is determined and made available to the Plan daily, and is the basis for current transactions. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations at the then current NAV will be carried out in an orderly business manner. The collective trusts have a daily redemption frequency, a redemption notice period of 30 days to one year, and no unfunded commitments.

The fair value of government securities and corporate bonds are determined by closing prices at the end of the Plan year. Closing prices are obtained from third party pricing vendors. When quoted prices are unavailable, pricing vendors use various evaluation methodologies, which are based on quoted prices for securities with similar coupons, ratings, and maturities.

Level 3
Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and/or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data. As of December 31, 2019 and 2018, there are no level 3 assets or liabilities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	December 31, 2019
	Total	Level 1	Level 2
Truist common stock	$620,890,153	$620,890,153	$—
Mutual funds	2,312,419,828	2,312,419,828	—
Self-directed investments	217,782,101	214,812,083	2,970,018
Collective trusts	1,773,746,455	—	1,773,746,455
Separately managed accounts:
Common stock	3,012,500	3,012,500	—
Foreign stock	249,550	249,550	—
Equity exchange traded fund	7,222	7,222	—
REIT	110,836	110,836	—
Associate insured deposit account	239,138,308	—	239,138,308
Cash and cash equivalents	4,000,925	4,000,925	—
Total investments at fair value	$5,171,357,878	$3,155,503,097	$2,015,854,781

Truist Financial Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

	December 31, 2018
	Total	Level 1	Level 2
BB&T common stock	$518,733,087	$518,733,087	$—
Mutual funds	1,917,803,503	1,917,803,503	—
Self-directed investments	171,159,234	168,535,828	2,623,406
Collective trusts	1,413,637,323	—	1,413,637,323
Separately managed accounts:
Common stock	2,816,548	2,816,548	—
Foreign stock	248,861	248,861	—
Mutual fund	21,508	21,508	—
Associate insured deposit account	213,869,327	—	213,869,327
Cash and cash equivalents	3,554,605	3,554,605	—
Total investments at fair value	$4,241,843,996	$2,611,713,940	$1,630,130,056

There were no transfers between levels during 2019 and 2018.

5. Tax Status
The IRS has determined and informed the Plan Sponsor by letter dated November 19, 2014, that the Plan was designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan was designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes was included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 or 2018, there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2016.

6. Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, assets of the Plan would be distributed in accordance with the Plan document.

7. Related Party and Party-In-Interest Transactions
Included in the Plan assets are Truist Financial Corporation common stock, mutual funds advised by a subsidiary of the Corporation, assets held in separately managed accounts that are managed by a subsidiary of the Corporation, an associate insured deposit account with Truist Bank and cash in an interest-bearing checking account with Truist Bank. Balances, income and transactions related to these investments, which are party-in-interest transactions under ERISA, are presented in the following tables:

Truist Financial Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

	December 31,
	2019	2018
Number of shares, Truist Corporation common stock	11,024,328	11,974,448
Truist Corporation common stock	$620,890,153	$518,733,087
Mutual funds	1,136,930,461	1,275,558,161
Separately managed accounts	3,380,108	3,086,917
Associate insured deposit account	239,138,308	213,869,327
Interest-bearing checking account	4,000,925	3,554,605

For the year ended
December 31, 2019
Dividends on Truist Financial Corporation common stock	$19,781,956
Dividends on investments in Truist sponsored mutual funds	67,171,218
Interest on associate insured deposit account	6,107,746
Realized gain on Truist Financial Corporation common stock	118,812,113
Realized loss on investments in Truist sponsored mutual funds	(67,947,109)
Litigation Proceeds (see Note 10)	11,760,991

In addition, the cost of administrative services rendered by the Corporation's Trust Division is party-in-interest and totalled $347,650 for the year ended December 31, 2019. The expenses paid through the Plan include only transactional charges such as loan issuance fees, Qualified Domestic Relations Order fees and check reissues, In addition, there are fees charged by TD Ameritrade to participants with self-directed brokerage accounts and fees charged by ProNvest to participants that opt to receive guidance on investment election/allocation. Fees charged by Ameritrade and ProNvest were $197,205 and $145,351, respectively for the year ended December 31, 2019.

8. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

9. Subsequent Events
On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency stemming from a new strain of coronavirus ("COVID-19"). On March 11, 2020, the WHO classified the COVID-19 outbreak as a pandemic, triggering volatility in financial markets and a significant negative impact on the global economy. However, because the values of the Plan's individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any cannot be determined. The full impact of the COVID-19 pandemic continues to evolve as of the date of this report.

The Coronavirus Aid Relief, and Economic Security Act ("CARES Act") was passed by the U.S. Senate on March 26, 2020. Section 2202 of the CARES Act permits eligible Plan participants to request plan loans of up to $100,000, with the option to defer repayment of the loan, for qualifying coronavirus-related reasons. These reasons include adverse financial consequences due to being quarantined, furloughed, laid off, having work hours reduced or being unable to work due to a lack of childcare due to COVID-19. This provision was added to the Plan in April, 2020.

10. Litigation Proceeds
On May 6, 2019, the Corporation settled a lawsuit which alleged that certain actions taken with regard to the Plan violated the ERISA. In July 2019, at the direction of the Settlement Administrator, settlement proceeds totalling $11,760,991 were credited to participant accounts.

Truist Financial Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2019

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
*	Truist Financial Corporation	Common stock	$620,890,153

*	Sterling Capital Behavioral Large Cap Value Equity	Mutual fund	237,051,314
*	Sterling Capital Equity Income	Mutual fund	318,240,765
*	Sterling Capital Special Opportunities Fund	Mutual fund	331,525,706
*	Sterling Capital Total Return Bond	Mutual fund	250,112,676
	Vanguard Mid-Cap Value Index Admiral	Mutual fund	240,514,903
	Vanguard S&P Small-Cap 600 Index Fund	Mutual fund	4,293,446
	Vanguard Small Cap Value Index I	Mutual fund	129,483,750
	Fidelity Contrafund	Mutual fund	280,586,568
	Federated Treasury Obligations	Mutual fund	90,538,393
	American Funds EuroPacific	Mutual fund	165,952,415
	T. Rowe Price Mid Cap Growth Fund	Mutual fund	264,119,892
			2,312,419,828

	T. Rowe Price Retirement 2005 Trust	Collective trust	6,658,300
	T. Rowe Price Retirement 2010 Trust	Collective trust	30,346,381
	T. Rowe Price Retirement 2015 Trust	Collective trust	51,778,304
	T. Rowe Price Retirement 2020 Trust	Collective trust	146,484,810
	T. Rowe Price Retirement 2025 Trust	Collective trust	158,069,959
	T. Rowe Price Retirement 2030 Trust	Collective trust	222,457,484
	T. Rowe Price Retirement 2035 Trust	Collective trust	134,896,997
	T. Rowe Price Retirement 2040 Trust	Collective trust	170,528,652
	T. Rowe Price Retirement 2045 Trust	Collective trust	108,744,330
	T. Rowe Price Retirement 2050 Trust	Collective trust	80,908,259
	T. Rowe Price Retirement 2055 Trust	Collective trust	56,127,410
	T. Rowe Price Retirement 2060 Active Trust	Collective trust	9,412,098
	T. Rowe Price Retirement Income Active Trust C	Collective trust	59,194,426
	Legal & General MSCI ACWI	Collective trust	69,783,543
	Legal & General S&P 500	Collective trust	357,117,254
	Morley Stable Value Fund	Collective trust	111,238,248
			1,773,746,455

	Plan Participants	Self-directed investments	217,782,101

*	Notes Receivable from Participants	Participant loans (4.25% to 7.75% thru May 2046)	71,546,275

*	Truist Bank	Associate insured deposit account	239,138,308

*	Truist Bank	Cash and cash equivalents	4,000,925

*	Holdings in Separately Managed Accounts
	Pennymac Mortgage Investment	ETF - Equity	7,222
	ADT Inc	Common stock	4,576
	AESCorp	Common stock	10,388
	Affiliated Manager Group	Common stock	61,437
	Air Lease Corp	Common stock	59,162
	Alaska Air Group Inc	Common stock	4,404
	Alliance Data Systems Corp	Common stock	3,927
	American Woodmark Corp	Common stock	5,435
	Amkor Technology Inc	Common stock	8,450

Truist Financial Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2019

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	Anworth Mortgage Asset Corp	Common stock	5,196
	Arbor Realty Trust Inc	Common stock	6,587
	Arch Coal Inc	Common stock	6,026
	Arcosa Inc	Common stock	11,360
	Arcosa Inc	Common stock	7,707
	Ares Commercial Real Estate	Common stock	5,164
	Asbury Automotive Group Ga	Common stock	4,583
	Athene Holding Ltd	Common stock	4,844
	Atkore International Group I	Common stock	9,306
	Autonation Inc	Common stock	4,717
	Avista Corp	Common stock	8,752
	Axalta Coasting Systems Ltd	Common stock	78,341
	Bancorp Inc	Common stock	5,538
	Bank Ozk	Common stock	4,423
	Barrett Business Svcs Inc	Common stock	6,604
	Beazer Homes Usa Inc	Common stock	5,059
	Benchmark Electronics Inc	Common stock	6,460
	Bmc Stock Holdins Inc	Common stock	8,693
	Boise Cascade Co	Common stock	5,662
	Bryn Mawr Bank Corp	Common stock	5,897
	Buckle Inc	Common stock	7,030
	Builders Firstsource Inc	Common stock	7,140
	Caci International Inc	Common stock	5,500
	Camden National corp	Common stock	5,758
	Cardtronics Plc	Common stock	7,189
	Carmax Inc	Common stock	73,730
	Casey's General Stores Inc	Common stock	3,339
	CBRE Group Inc	Common stock	87,767
	Centrurylink Inc	Common stock	48,560
	Chatham Lodging Trust	Common stock	5,557
	Cirrus Logic Inc	Common stock	13,680
	Cit Group In	Common stock	4,426
	Civeo Corp	Common stock	5,048
	Cno Financial Group In	Common stock	9,264
	Coca-Cola Consolidated Inc	Common stock	4,829
	Connectone Bancorp Inc New	Common stock	5,967
	Corcept Therapeutics Inc Crown Holding In	Common stock	4,961
	Crown Holdings	Common stock	40,115
	Cumulus Media Inc	Common stock	5,218
	Customers Bancorp Inc	Common stock	5,595
	Cvr Energy Inc	Common stock	5,620
	Davita Inc	Common stock	5,552
	Deckers Outdoor Corp	Common stock	338
	Delek Us Holding inc	Common stock	7,209
	Deluxe Corp	Common stock	7,388
	Dht Holding in Shs New	Common stock	7,278
	Diamondrock Hospitality Co	Common stock	5,751
	Dick's Sporting Goods Inc	Common stock	1,237
	Dillards Inc	Common stock	6,099
	Diodes Inc	Common stock	8,794
	Dish Network Corp	Common stock	4,930
	Dorian Lpg-Ltd	Common stock	5,650

Truist Financial Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2019

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	E Trade Financial Corp	Common stock	59,162
	Eagle Materials Inc	Common stock	4,714
	Ebay Inc	Common stock	63,409
	Echostar Holding Corp	Common stock	5,197
	Ellington Financial Inc	Common stock	5,279
	Employers Holdings Inc	Common stock	6,304
	Encore Capital Group Inc	Common stock	6,011
	Enterprise Financial Service	Common stock	6,460
	Essent Group Ltd	Common stock	9,306
	Essential Properties Realty	Common stock	7,021
	Everi Holding Inc	Common stock	6,782
	Extended Stay America Inc	Common stock	45,546
	Federal Agric Mtg Corp-CI C	Common stock	5,845
	First American Financial	Common stock	4,549
	First Bancorp Puerto Rico	Common stock	9,160
	First Financial Corp/Indiana	Common stock	5,441
	First Horizon National Corp	Common stock	4,653
	First Midwest Bancorp Inc	Common stock	7,933
	Flagstart Bancorp Inc	Common stock	8,377
	Fnb Corp	Common stock	5,080
	Forestar Group Inc	Common stock	5,067
	Foundation Buildig Material	Common stock	5,515
	Fox Corp	Common stock	28,359
	Gaming And Leisure Properties	Common stock	4,951
	Genesco Inc	Common stock	6,325
	Gentex Corp	Common stock	79,318
	Genworth Financial Inc	Common stock	7,916
	Gms Inc	Common stock	6,147
	Gnc Hldgs Inc	Common stock	5,235
	Great Ajax Corp	Common stock	4,710
	Great Lakes Dredge & Dock Corp	Common stock	6,821
	Great Southern Bancorp Inc	Common stock	6,142
	Hawaiian Holdings Inc Com	Common stock	6,356
	Haynes Interantional Inc	Common stock	5,188
	Hibbett Sports Inc	Common stock	7,431
	Hilltop Holdings Inc Com	Common stock	7,604
	Hollyfrontier Corp	Common stock	4,361
	Homestreet Inc	Common stock	5,780
	Hope Bancorp Inc	Common stock	6,568
	Hub Group inc	Common stock	2,513
	Huntsman Corp	Common stock	4,856
	Idacorp Inc	Common stock	4,486
	Industrial Logistics Propert	Common stock	6,883
	Ingles Markets Inc	Common stock	7,934
	Innoviva Inc	Common stock	4,489
	Insight Enterprises Inc	Common stock	8,575
	International Money Express	Common stock	3,829
	Jabil Inc	Common stock	4,546
	Jacobs Engr Group Inc	Common stock	49,407
	Jefferies Financial Group In	Common stock	88,707
	Jetblue Airways Corp	Common stock	4,493
	John B. Sanfilippo & Son Inc	Common stock	4,929

Truist Financial Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2019

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	Jones Lang Lasalle Inc	Common stock	5,571
	Kaiser Aluminum Corp	Common stock	1,996
	Kelly Svcs Inc	Common stock	4,832
	Kforce Inc	Common stock	4,685
	Laboratory Crp of Amer Hldgs	Common stock	65,469
	Lakeland Bancorp Inc	Common stock	5,927
	Lannet Inc Com	Common stock	4,075
	Lantheus Holdings Inc	Common stock	3,815
	Laureate Education Inc	Common stock	33,970
	Lincoln National corp	Common stock	43,195
	Lithia Motors Inc	Common stock	7,497
	Magellan Health Inc	Common stock	6,808
	Magnolia Oil & Gas Corp	Common stock	6,755
	Markel Corp	Common stock	54,872
	Mastec Inc	Common stock	6,159
	Mckesson Corp	Common stock	51,178
	Mdu Resources Group Inc	Common stock	4,813
	Medpace Holdings Inc	Common stock	6,052
	Meet Group Inc	Common stock	6,824
	Meritage Homes Corp	Common stock	8,128
	Mgic Investment Corp	Common stock	9,551
	Midland States Bancopr Inc	Common stock	5,502
	Minerals Technologies Inc	Common stock	7,550
	Mr Cooper Group Inc	Common stock	6,080
	Mylan Nv	Common stock	4,925
	National Cinemedia Inc	Common stock	4,498
	National Fuel Gas Co	Common stock	4,328
	National General Hldgs	Common stock	5,503
	Navient Corp	Common stock	4,761
	Ncr Corporation	Common stock	88,814
	Ncr Corporation	Common stock	3,200
	News Corp-B	Common stock	42,877
	Nordic American Tankers Ltd	Common stock	6,504
	Northwestern Corp	Common stock	11,396
	Nrg Energy Inc	Common stock	4,810
	Oge Energy corp	Common stock	5,826
	Oil Sts Intl Inc	Common stock	3,719
	Old Republic Intl Corp	Common stock	4,810
	Onemain Holdings Inc	Common stock	6,365
	P G & E Corp	Common stock	4,424
	Pennymac Financial Services	Common stock	8,033
	Perspecta Inc	Common stock	9,703
	Pilgrim's Pride Corp	Common stock	5,398
	Portland General electric Co	Common stock	13,445
	Preferred Bank/Los Anagles	Common stock	5,889
	Premier Inc	Common stock	4,887
	Prestige Consumer Healthcare	Common stock	41,270
	Prestige Consumer Healtcare	Common stock	7,412
	Pultegroup Inc	Common stock	5,665
	Ocr Holdings Inc	Common stock	6,009
	Qorvo Inc	Common stock	4,882
	Quanex Buidlign Products Tx	Common stock	5,602

Truist Financial Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2019

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	Radian Group Inc	Common stock	13,662
	Rambus Inc	Common stock	9,009
	Rayonier Advanced Materials	Common stock	8,655
	Realogy Holdings Corp	Common stock	21,983
	Regional Management Corp	Common stock	4,474
	Reinsureance Group of America	Common stock	8,316
	Reliance Steel & Aluminum	Common stock	6,108
	Rent-a-Center Inc	Common stock	9,950
	Rh	Common stock	11,529
	Rmr Group Inc	Common stock	4,427
	Sandy Spring Bancorp Inc	Common stock	6,629
	Sanmina Corp	Common stock	7,122
	Santander Consumer Usa Holdings	Common stock	7,081
	Scnitzer Steel Inds In	Common stock	4,466
	Scorpio Bulkers Inc	Common stock	5,606
	Select Medical Holdings Corp	Common stock	6,442
	Sensata Technologies Holding	Common stock	72,401
	Shoe Carnival Inc	Common stock	6,226
	Silgan Holding Inc	Common stock	3,730
	Simmons First Natl Corp	Common stock	8,117
	Sinclair Broadcast Group	Common stock	5,501
	Skywest Inc	Common stock	9,048
	Slm Corp	Common stock	52,622
	Slm corp	Common stock	3,822
	Smart Global Holdings Inc	Common stock	6,032
	Southwestern Energy Co	Common stock	19,147
	Spectrum Brands Holdings Inc	Common stock	73,676
	Spirit Realty Capital Inc	Common stock	4,869
	Sportman's Warehouse Holdin	Common stock	5,268
	Sprouts Fmrs Mkt Inc	Common stock	4,625
	Steel Dynamics Inc	Common stock	4,663
	Sterling Bancorp/De	Common stock	4,785
	Stifel Financial Corp	Common stock	10,129
	Synaptics Inc	Common stock	2,499
	Synchrony Financial	Common stock	62,153
	Synovus Financial Corp	Common stock	4,822
	T Rowe Price Group Inc	Common stock	59,092
	Taylor Morrison Home Corp	Common stock	6,645
	Tegna Inc	Common stock	2,854
	Tenet Healthcare Corp	Common stock	10,078
	Tri Pointe Group Inc	Common stock	7,681
	Trinity Industries Inc	Common stock	40,025
	Trueblue Inc	Common stock	6,087
	Ttm Technologies	Common stock	7,600
	Ultra Clean Hldgs Inc	Common stock	7,745
	United Community Banks/Ga	Common stock	2,409
	United Natural Foods Inc	Common stock	3,618
	Unitil Corp	Common stock	4,451
	Universal Forest Prdocuts	Common stock	5,772
	Unum Group	Common stock	4,461
	Us Cellualr Corp	Common stock	4,275
	Vectrus Inc	Common stock	6,254

Truist Financial Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2019

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	Viacomcbs Inc - Class B	Common stock	37,983
	Vici Properties Inc	Common stock	5,212
	Voya Fiancial Inc Ny	Common stock	4,817
	Wabash Natl Corp	Common stock	5,259
	Walker & Dunlop Inc	Common stock	7,244
	Walker Met Coal Inc	Common stock	5,599
	Williams-Sonoma Inc	Common stock	5,508
	World Fuel Services Corp	Common stock	8,554
	Xenia Hotels & resorts Inc	Common stock	7,758
	Xerox Holdings Corp	Common stock	4,756
	Xpo Logistics Inc	Common stock	4,941
	Zimmer Biomet Holdings Inc	Common stock	81,276
	Zions Bancorp Na	Common stock	4,829
	Zumiez Inc	Common stock	6,977
			3,012,500

	AG Mortgage Investment Trust	Real Estate Investment (REIT)	4,965
	Apple Hospitality Reit Inc	Real Estate Investment (REIT)	4,550
	Brixmor Property Group Inc	Real Estate Investment (REIT)	6,483
	Chimera Investment Corp	Real Estate Investment (REIT)	5,531
	Corenergy Infrastrucure Trust	Real Estate Investment (REIT)	5,097
	Equity Comwlth com She Ben Int	Real Estate Investment (REIT)	4,465
	Invesco Mortgage Capital	Real Estate Investment (REIT)	7,842
	Life Storage Inc	Real Estate Investment (REIT)	4,981
	Medical Properties Rrust Inc	Real Estate Investment (REIT)	8,550
	Office Properties Income Trust	Real Estate Investment (REIT)	7,039
	Park Hotels & Resorts Inc	Real Estate Investment (REIT)	4,682
	Ryman Hospitality Properties	Real Estate Investment (REIT)	5,200
	Sabara Health Care Reit Inc	Real Estate Investment (REIT)	9,560
	Service Properties Trust	Real Estate Investment (REIT)	4,915
	SI Green REalty Corp	Real Estate Investment (REIT)	4,962
	Summit Hotel Properties Inc	Real Estate Investment (REIT)	6,528
	Tanger Factory Outlet Center	Real Estate Investment (REIT)	4,198
	TPG Re Finance Trust Inc	Real Estate Investment (REIT)	6,061
	Western Asset Mortgage Capital	Real Estate Investment (REIT)	5,227
			110,836

	Baidu Inc - Spon Adr	Foreign stock	61,430
	Core Laboratoreis N.V.	Foreign stock	29,910
	Enstar Group Ltd	Foreign stock	52,749
	Starts Group Inc	Foreign stock	48,658
	Ardagh Group Sa	Foreign stock	4,758
	Assured Guaranty Ltd	Foreign stock	6,716
	Copa Holdings Sa	Foreign stock	5,944
	Jazz Pharmaceuticals Plc	Foreign stock	4,926
	Masonite Internation Corp	Foreign stock	4,838
	Popular Inc	Foreign stock	7,285
	Scorpio Tankers Inc	Foreign stock	8,497
	Teekay Tankers Ltd	Foreign stock	6,040
	Triton International Ltd/Ber	Foreign stock	7,799
			249,550

Truist Financial Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2019

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
$5,242,904,153
* Party in interest
Cost is omitted because plan investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Truist Financial Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Truist Financial Corporation 401(k) Savings Plan

Date:	June 26, 2020	By:	/s/ Steven L. Reeder
Steven L. Reeder Executive Vice President & Benefits Manager

Exhibit Index

Exhibit No.	Description	Location
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith.